ONCOLYTICS BIOTECH INC.
ANNUAL GENERAL MEETING OF SHAREHOLDERS MAY 9, 2023
VOTING RESULTS

Resolution #1:

By way of electronic Ballot, the Chairman declared that the shareholders ratified the resolution to fix the number of directors of the Corporation for the ensuing year at seven (7).

For:	10,763,141	87.42%
Against:	1,548,656	12.58%
Total:	12,311,797	100%

Resolution #2:

By way of electronic Ballot, the Chairman declared that the shareholders ratified the Election of directors for all nominees listed below:

Nominees	Number of Votes In Favour	% of Votes Cast	Number of Votes Withheld	% of Votes Cast
Deborah M. Brown	10,265,687	83.38	2,046,110	16.62
Matthew C. Coffey	10,008,013	81.29	2,303,784	18.71
Angela Holtham	10,190,984	82.77	2,120,813	17.23
James T. Parsons	10,844,817	88.08	1,466,980	11.92
Wayne Pisano	9,752,150	79.21	2,559,647	20.79
Jonathan Rigby	10,820,863	87.89	1,490,934	12.11
Bernd R. Seizinger	10,600,702	86.10	1,711,095	13.90

Resolution #3:

By way of electronic Ballot, the Chairman declared that the shareholders ratified the resolution to consider and, if thought fit, to approve an ordinary resolution approving the number of common shares of the Corporation issuable pursuant to unallocated stock options reserved for issuance under the Corporation’s stock option plan.

For:	8,864,521	72.00%
Against:	3,447,276	28.00%
Total:	12,311,797	100%
Resolution #4:

By way of electronic Ballot, the Chairman declared that the shareholders ratified the resolution to consider and, if thought fit, to approve an ordinary resolution approving the number of common shares of the Corporation issuable pursuant to unallocated share awards reserved for issuance under the Corporation’s incentive share award plan.

For:	8,891,204	72.22%
Against:	3,420,593	27.78%
Total:	12,311,797	100%

Resolution #5:

By way of electronic Ballot, the Chairman declared that the shareholders ratified the resolution to consider and, if thought fit, to approve an ordinary resolution to approve an increase to the number of common shares reserved for issuance pursuant to our stock option plan and incentive share award plan from 10% to 14% of the number of our issued and outstanding common shares.

For:	6,566,405	53.33%
Against:	5,745,392	46.67%
Total:	12,311,797	100%

Resolution #6:

By way of electronic Ballot, the Chairman declared that the shareholders ratified the resolution to appoint auditors for the Corporation for the ensuing year and the authorization of the directors to fix their remuneration.

For:	25,755,698	91.99%
Withheld:	2,241,564	8.01%
Total:	27,997,262	100%

Dated this 9th day of May, 2023

TSX TRUST COMPANY
SCRUTINEERS

Kristine Calesso	Odette Ries Bustin